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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tefron Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M87482-10-1

(CUSIP Number)

Shirit Caplan, Adv.
Discount Investment Corporation Ltd.
The Triangular Tower, 43rd Floor
3 Azrieli Center, Tel Aviv 67023
Israel
Tel:  +972 3 6075888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M87482-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEC Israel Economic Corporation 13-1143258

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Maine

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 958,433

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 958,433

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 958,433

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.15%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M87482-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discount Investment Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,916,866

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,916,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M87482-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,916,866

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,916,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M87482-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,916,866

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,916,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M87482-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,916,866

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,916,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M87482-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,916,866

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,916,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M87482-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,916,866

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,916,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M87482-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,916,866

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,916,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D amends and replaces the Statement on Schedule 13G previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 1.00 per share, of Tefron Ltd.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel (“NIS”) 1.00 per share (the "Ordinary Shares"), of Tefron Ltd. (the "Issuer"), an Israeli corporation whose principal executive offices are located at 28 Chida Street, Bnei Brak 51371, Israel, Israel.

The Ordinary Shares are traded on the New York Stock Exchange.

The CUSIP number for the Ordinary Shares is M87482-10-1.

Item 2.	Identity and Background

(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           PEC Israel Economic Corporation, a Maine private corporation ("PEC"), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. PEC is a holding company owning investments predominantly in companies which are located in the State of Israel or are Israel - related. PEC owns directly Ordinary Shares of the Issuer.

(2)           Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. In January 1999 DIC acquired approximately 81% of the then outstanding shares of PEC, and in November 1999 DIC acquired the remaining outstanding shares of PEC. As of May 19, 2003, DIC owned all the outstanding shares of PEC. DIC owns directly Ordinary Shares of the Issuer. By reason of DIC’s control of PEC, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by PEC.

(3)           IDB Development Corporation Ltd.,  an Israeli public corporation ("IDB Development"), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. From 1981 through January 1999 IDB Development owned a direct controlling interest in PEC, and in January 1999 IDB Development sold its entire holding (approximately 81%) of the then outstanding shares of PEC to DIC. As of May 19, 2003 IDB Development owned approximately 71.5% of the outstanding shares of DIC. By reason of IDB Development’s control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by DIC and PEC.

(4)           IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. By reason of IDB Holding’s control (through IDB Development) of DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by DIC and PEC.

The following persons, may by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (4) above:

(5) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.

(6) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.

(7) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.

(8) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development and DIC.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by DIC and PEC.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) PEC, (ii) DIC, (iii) IDB Development and (iv) IDB Holding are set forth in Schedules A, B, C and D attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate’s Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies.  In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (5), (6), (7) and (8) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

DIC and PEC used their respective own funds to pay the purchase price of Ordinary Shares acquired by each of them prior to December 31, 1997.

DIC and PEC have not acquired any additional Ordinary Shares since December 31, 1997.

Item 4.	Purpose of Transaction

The Ordinary Shares acquired by PEC and DIC were purchased for investment purpose

The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in open market transactions or in transactions negotiated with the Issuer, or with other shareholders, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their interest, the Reporting Persons may sell all or any portion of the Ordinary Shares.

Item 5.	Interest in Securities of the Issuer

(1) As of December 31, 1997:
DIC and PEC each beneficially owned 958,433 Ordinary Shares, or approximately 7.15% of the Ordinary Shares then outstanding, and they shared the power to vote and dispose of these Ordinary Shares.

PEC, DIC, IDB Development and IDB Holding may each have been deemed beneficial owner of, and to share the power to vote and dispose of an aggregate of 1,916,866 Ordinary Shares held by PEC and DIC, or approximately 14.3% of the Ordinary Shares then outstanding.

All these Ordinary Shares were acquired by PEC and DIC prior to the time that the Ordinary Shares began to be traded on the New York Stock Exchange.

The Issuer advised at the time such Reporting Persons that there were 13,409,566 outstanding Ordinary Shares as of December 31, 1997. The percentages of Ordinary Shares outstanding set forth above in this section (1) are based on this number.

(2) As of May 19, 2003:
PEC directly owned 958,433 Ordinary Shares, or approximately 7.15% of the outstanding Ordinary Shares. PEC shares the power to vote and dispose of these Ordinary Shares.

DIC directly owned 958,433 Ordinary Shares, or approximately 7.15% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares and may be deemed to share the power to vote and dispose of the 958,433 Ordinary Shares owned by PEC, or a total of 1,916,866 Ordinary Shares, constituting approximately 14.3% of the outstanding Ordinary Shares.

IDB Holding, IDB Development, DIC and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of an aggregate of 1,916,866 Ordinary Shares held by PEC and DIC, or approximately 14.3% of the outstanding Ordinary Shares.

The Issuer advised the Reporting Persons that there were 13,409,566 Ordinary Shares outstanding as of May 19, 2003. The percentages of Ordinary Shares outstanding set forth above in this Section (2) are based on this number.

None of the Reporting Persons purchased or sold any Ordinary Shares from March 15, 2003 through May 19, 2003.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, DIC and PEC owned as of May 19, 2003, or purchased or sold from March 15, 2003 through May 19, 2003, any Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

Schedules A, B, C and D	-	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) PEC, (ii) DIC, (iii) IDB Development and (iv) IDB Holding.

Exhibit 1	-	Letter Agreement dated June 16, 2003 between PEC and IDB Holding authorizing IDB Holding to file this Statement and any amendments hereto on behalf of PEC.

Exhibit 2	-	Letter Agreement dated June 16, 2003 between DIC and IDB Holding authorizing IDB Holding to file this Statement and any amendments hereto on behalf of DIC.

Exhibit 3	-	Letter Agreement dated June 23, 2003 between IDB Development and IDB Holding authorizing IDB Holding to file this Statement and any amendments hereto on behalf of IDB Development.

Exhibit 4	-	Letter Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Statement and any amendments hereto on behalf of Nochi Dankner.

Exhibit 5	-	Letter Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Statement and any amendments hereto on behalf of Shelly Dankner-Bergman.

Exhibit 6	-	Letter Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Statement and any amendments hereto on behalf of Ruth Manor.

Exhibit 7	-	Letter Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Statement and any amendments hereto on behalf of Avraham Livnat.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURE

Date: June 25, 2003	PEC ISRAEL ECONOMIC CORPORATION
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: IDB HOLDING CORPORATION LTD.

(signed)
BY:

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of PEC Israel Economic Corporation, Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Statement as Exhibits 1 through 7.

Schedule A

Directors and Executive Officers

o f

PEC Israel Economic Corporation

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Director	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Treasurer	Comptroller of Discount Investment Corporation Ltd.

James I. Edelson 511 Fifth Avenue, New York, N.Y. 10017, U.S.A.	Director	Associate General Counsel of Overseas Shipholding Group, Inc.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers

o f

Discount Investment Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd,; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.

Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Avraham Drenger 105 Ha-Hashmonaim Street, Tel- Aviv 67133, Israel	External Director	Chief Executive Officer of L.Y.A Ltd.

Ami Erel 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Discount Investment Corporation Ltd.

(*)           Dual citizen of Israel and France.

(**)         Citizen of Slovenia.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers

o f

IDB Development Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.

Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.

Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Avi Shani 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)           Dual citizen of Israel and France.

(**)         Citizen of Slovenia.

(***)      Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers

o f

IDB Holding Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.

Josef Kucik (#) 35 Wingate Street, Herzliah Pituach, Israel	External Director	Director of companies.

Rolando Eisen 2 “A” Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)           Dual citizen of Israel and France.

(**)         Citizen of Slovenia.

(***)      Dual citizen of Israel and U.S.A.

(#)           Has given notice of retirement as of July 1, 2003.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.